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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                               SSP Solutions, Inc.
 -------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784723108
                  --------------------------------------------
                                 (CUSIP Number)

                                  July 29, 2004
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP No. 784723108               SCHEDULE 13G               Page  2  of 5 Pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mr. Steven Derby
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 0
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    2,285,309(1)
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  0
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  2,285,309
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,285,309
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.9%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Mr. Steven Derby shares dispositive power of 1,456,068 shares of Common Stock of the Issuer in his capacity as the sole managing member of SDS Management, LLC, the investment manager of SDS Capital Group SPC, Ltd. Mr. Steven Derby shares dispositive power of 829,241 shares of Common Stock of the Issuer in his capacity as a managing member of Baystar Capital Management, LLC, the general partner of Baystar Capital II, L.P.

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CUSIP No. 784723108               SCHEDULE 13G           Page   3  of   5  Pages

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Item 1(a).        Name of Issuer:

                  SSP Solutions, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  17861 Cartwright Road
                  Irvine, California 92614

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  Mr. Steven Derby
                  53 Forest Avenue, 2nd Floor
                  Old Greenwich, CT 06870
                  United States citizen

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                  784723108

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of July 29, 2004:

                  (a) Amount beneficially owned: 2,285,309 shares of Common Stock (1)

                  (b)      Percent of Class: 4.9%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

                           (ii)     shared power to vote or direct the vote:
                                    2,285,309

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0

--------------------------------------------------------------------------------

CUSIP No. 784723108               SCHEDULE 13G           Page   4  of   5  Pages

--------------------------------------------------------------------------------

                           (iv) shared power to dispose or direct the disposition of: 2,285,309

         (1) Mr. Steven Derby shares dispositive power of 1,456,068 shares of Common Stock of the Issuer in his capacity as the sole managing member of SDS Management, LLC, the investment manager of SDS Capital Group SPC, Ltd. Mr. Steven Derby shares dispositive power of 829,241 shares of Common Stock of the Issuer in his capacity as a managing member of Baystar Capital Management, LLC, the general partner of Baystar Capital II, L.P.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Certification pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 784723108               SCHEDULE 13G           Page   5  of   5  Pages

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: August 10, 2004

                                                    /s/ Steven Derby
                                                    ----------------------------
                                                    Steven Derby